UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

MiMedx Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

602496101

(CUSIP Number)

EIAD ASBAHI

PRESCIENCE POINT CAPITAL MANAGEMENT, LLC

1670 Lobdell Avenue, Suite 200

Baton Rouge, Louisiana 70806

225-341-5565

COPIES TO:

Andrew M. Freedman

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 20, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 602496101

1	NAME OF REPORTING PERSON

Prescience Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,719,888
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,719,888
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,719,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 602496101

1	NAME OF REPORTING PERSON

Prescience Point Special Opportunity LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,357,913
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,357,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,357,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 602496101

1	NAME OF REPORTING PERSON

Prescience Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,077,801
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,077,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,077,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 602496101

1	NAME OF REPORTING PERSON

Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

LOUISIANA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,602,577
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,602,577
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,602,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP No. 602496101

1	NAME OF REPORTING PERSON

Eiad Asbahi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,602,577
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

7,602,577
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,602,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 602496101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Shares”), of MiMedx Group, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1775 West Oak Commons Court, NE, Marietta, Georgia, 30062.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Prescience Partners LP (“Prescience Partners”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(ii)	Prescience Point Special Opportunity LP (“Prescience Point”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;
(iii)	Prescience Capital, LLC (“Prescience Capital”), a Delaware limited liability company, as the general partner of each of Prescience Partners and Prescience Point;
(iv)	Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC (“Prescience Management”), a Louisiana limited liability company, as the investment manager and general partner of each of Prescience Partners and Prescience Point and the investment manager to certain managed accounts (the “Managed Accounts”); and
(v)	Eiad Asbahi, as managing member of Prescience Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, which is filed as Exhibit 99.1 hereto.

(b)	The address of the principal office of each of the Reporting Persons is 1670 Lobdell Avenue, Suite 200, Baton Rouge, Louisiana 70806.
(c)	The principal business of Prescience Partners and Prescience Point is investing in securities. The principal business of Prescience Capital is serving as the general partner of each of Prescience Partners and Prescience Point. The principal business of Prescience Management is serving as the investment manager to each of Prescience Partners and Prescience Point as well as serving as the investment manager to the Managed Accounts. The principal occupation of Mr. Asbahi is serving as the managing member of each of Prescience Capital and Prescience Management.
(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
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CUSIP No. 602496101

(e)	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Each of Prescience Partners, Prescience Point and Prescience Capital is organized under the laws of the State of Delaware, Prescience Management is organized under the laws of the State of Louisiana, Armor Holdings is organized under the laws of Louisiana, and Mr. Asbahi is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Prescience Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in this Schedule 13D. The aggregate purchase price of the 5,719,888 Shares held by Prescience Partners is approximately $14,940,018, including brokerage commissions.

The Shares purchased by Prescience Point were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in this Schedule 13D. The aggregate purchase price of the 1,357,913 Shares held by Prescience Point is approximately $6,453,275, including brokerage commissions.

The Shares purchased by the Managed Accounts were purchased with capital available from the Managed Accounts in open market purchases. The aggregate purchase price of the 524,776 Shares held by the Managed Accounts is approximately $1,711,877, including brokerage commissions.

Item 4.	Purpose of the Transaction.

The Reporting Persons acquired the Shares based on the Reporting Persons’ belief that the Shares, when acquired, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares in the open market, private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

As one of the largest and longest-tenured shareholders of the Issuer, the Reporting Persons have been closely monitoring developments at the Issuer and are deeply concerned by the Issuer’s operational performance, strategic direction, and stock price performance. The Reporting Persons believe the Issuer has failed to accurately and effectively communicate the value of its wound care business and pipeline to the investment community, resulting in the chronic undervaluation of the Issuer’s equity.  The Reporting Persons are especially concerned by the Issuer’s failure to properly convey the immense potential and promise of Amniofix to the investment community. Given the extremely compelling results of the first patient cohort of the Issuer’s Phase 2B Knee Osteoarthritis Trial and the massive unmet need for a safe and effective treatment for knee osteoarthritis, the Reporting Persons believe that Amniofix has a high chance of regulatory success and that the product’s peak sales could exceed $15 billion. Yet, at the moment, the market is assigning little-to-no value to this product in the Issuer’s share price.

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CUSIP No. 602496101

Given the fact that a majority of clinical-stage biotechnology companies are either sold or sign a partnership prior to running a Phase 3 trial, the Reporting Persons believe there is a good chance that the Issuer will pursue strategic alternatives for its Amniofix asset later this year. As such, the Reporting Persons believe it is imperative that the Issuer fix its inability to effectively communicate its story and other lingering issues ahead of these potential negotiations. The Reporting Persons have engaged in discussions with the Board, and are continuing to engage in such discussions, regarding suggestions aimed at improving the governance and chronic underperformance of the Issuer, including the addition of shareholder representatives to the Board. While the Reporting Persons remain hopeful that a cooperative solution can be reached with the Issuer regarding representation on the Board, the Reporting Persons reserve all of their rights to take whatever actions they believe may be necessary at the upcoming 2022 annual meeting of shareholders in order to hold members of the Board accountable for the destructive status quo, including a proxy campaign to prevent the re-election of Phyllis Gardner and James Bierman. In the future, the Reporting Persons may decide to pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with the Issuer’s management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition), operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 113,352,746 Shares outstanding as of April 11, 2022, as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 26, 2022.

(c) The transactions in the Shares on behalf of each of Prescience Partners, Prescience Point and the Managed Accounts during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent that he or it actually exercises voting and/or investment power over Shares.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

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CUSIP No. 602496101

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
Exhibit	Description

99.1	Joint Filing Agreement by and among Prescience Partners, LP, Prescience Point Special Opportunity LP, Prescience Capital, LLC, Prescience Investment Group, LLC d/b/a Prescience Point Capital Management LLC and Eiad Asbahi, dated April 28, 2022.

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CUSIP No. 602496101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2022

Prescience Partners, LP

By:	Prescience Point Capital Management LLC Investment Manager

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Point Special Opportunity LP

By:	Prescience Point Capital Management LLC Investment Manager

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Capital, LLC

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

Prescience Point Capital Management LLC

By:	/s/ Eiad Asbahi
	Name:	Eiad Asbahi
	Title:	Managing Member

/s/ Eiad Asbahi
EIAD ASBAHI

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CUSIP No. 602496101

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PRESCIENCE PARTNERS, LP

Sale of Common Stock	8,951	4.74	4/8/2022
Sale of Common Stock	21,600	4.55	4/11/2022
Sale of Common Stock	21,600	4.72	4/12/2022
Sale of Common Stock	347,849	4.44	4/13/2022

PRESCIENCE POINT SPECIAL OPPORTUNITY LP

Sale of Common Stock	23,565	4.36	4/14/2022
Sale of Common Stock	27,978	4.42	4/18/2022
Sale of Common Stock	13,018	4.19	4/22/2022

PRESCIENCE POINT CAPITAL MANAGEMENT LLC
(Through the Managed Accounts)

Sale of Common Stock	2,238	4.74	4/8/2022
Sale of Common Stock	5,400	4.55	4/11/2022
Sale of Common Stock	5,400	4.72	4/12/2022
Sale of Common Stock	86,962	4.44	4/13/2022